Exhibit 99.1

DEFINITIONS OF SELECTED ENERGY TERMS

Barrels of oil-equivalent (BOE)
A unit of measure to quantify crude oil, natural gas liquids and natural gas amounts using the same basis. Natural gas volumes are converted to barrels on the basis of energy content. See oil-equivalent gas and production.

Cost-recovery barrels
A company’s production entitlement to recover its costs (i.e., production costs, exploration costs and other costs) under a production-sharing contract. As prices increase or decrease, the number of cost-recovery barrels decreases or increases, respectively, to recover the same level of costs.

Development
Drilling, construction and related activities following discovery that are necessary to begin production and transportation of crude oil and natural gas.

Exploration
Searching for crude oil and/or natural gas by utilizing geologic and topographical studies, geophysical and seismic surveys, and drilling of wells.

Gas-to-liquids (GTL)
A process that converts natural gas into high-quality transportation fuels and other products.

Liquefied natural gas (LNG)
Natural gas that is liquefied under extremely cold temperatures to facilitate storage or transportation in specially designed vessels.

Liquefied petroleum gas (LPG)
Light gases, such as butane and propane, that can be maintained as liquids while under pressure.

Oil-equivalent gas (OEG)
The volume of natural gas needed to generate the equivalent amount of heat as a barrel of crude oil. Approximately 6,000 cubic feet of natural gas is equivalent to one barrel of crude oil.

Oil sands
Naturally occurring mixture of bitumen — a heavy, viscous form of crude oil — water, sand and clay. Using hydroprocessing technology, bitumen can be refined to yield synthetic crude oil.

Production
Total production refers to all the crude oil, natural gas liquids and natural gas produced from a property. Gross production is the company’s share of total production before deducting both royalties paid to landowners and a government’s agreed-upon share of production under a production-sharing contract. Net production is gross production minus both royalties paid to landowners and a government’s agreed-upon share of production under a production-sharing contract. Oil-equivalent production is the sum of the barrels of liquids and the oil-equivalent barrels of natural gas produced. See barrels of oil-equivalent and oil-equivalent gas.

Production-sharing contract (PSC)
An agreement between a government and a contractor (generally an oil and gas company) where production is shared between the parties in a pre-arranged manner. The contractor typically incurs all exploration, development and production costs which are subsequently recoverable out of an agreed-upon share of any future PSC production, referred to as cost recovery oil and/or gas. Any remaining production, referred to as profit oil and/or gas, is shared between the parties on an agreed-upon basis as stipulated in the PSC. The government may also retain a share of PSC production as a royalty payment and the contractor may owe income taxes on its portion of the profit oil or gas. The contractor’s share of PSC oil and/or gas production and reserves varies over time as it is dependent on prices, costs, and on specific PSC terms.

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Reserves
Crude oil or natural gas contained in underground rock formations called reservoirs. Proved reserves are the estimated quantities that geologic and engineering data demonstrate can be produced with reasonable certainty from known reservoirs under existing economic and operating conditions. Estimates change as additional information becomes available. Oil-equivalent reserves are the sum of the liquids reserves and the oil-equivalent gas reserves. See barrels of oil-equivalent and oil-equivalent gas.

Synthetic crude oil
A marketable and transportable hydrocarbon liquid, resembling crude oil, that is produced by upgrading highly viscous to solid hydrocarbons (such as extra-heavy crude oil or oil sands).

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DEFINITIONS OF SELECTED FINANCIAL TERMS

Current ratio
Current ratio is current assets divided by current liabilities.

Goodwill
Goodwill is the excess of the purchase price of an acquired entity over the total fair value assigned to assets acquired and liabilities assumed.

Interest coverage ratio
Interest coverage ratio is income before income tax expense, including cumulative effect of change in accounting principles and extraordinary items, plus interest and debt expense and amortization of capitalized interest, divided by before-tax interest costs.

Return on average stockholders’ equity
Return on average stockholders’ equity is net income divided by average stockholders’ equity. Average stockholders’ equity is computed by averaging the sum of the beginning-of-year and end-of-year balances.

Return on capital employed (ROCE)
ROCE is calculated by dividing net income (adjusted for after-tax interest expense and minority interest) by the average of total debt, minority interest and stockholders’ equity for the year.

Total debt to total-debt-plus-equity ratio
Total debt to total-debt-plus-equity ratio is total debt, including capital lease obligations, divided by total debt and stockholders’ equity.

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